UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

HYDROCARB ENERGY CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

448838300

(CUSIP Number)

S. Chris Herndon
800 Gessner, Suite 375
Houston, Texas 77024
Phone: (713) 970-1590

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
S. Chris Herndon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
7
SOLE VOTING POWER

37,062 shares of common stock, 66,667 shares of common stock issuable upon exercise of outstanding and vested options with an exercise price of $6.60 and 25,000 shares issuable upon the exercise of outstanding and vested options with an exercise price of $4.50 (the Reporting Person holds no unvested options), and 133,333 shares of common stock issuable upon conversion of a $100,000 Convertible Promissory Note held by Mr. Herndon which is convertible into common stock at a conversion price of $0.75 per share at any time.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8
SHARED VOTING POWER

10,211,166 shares of common stock subject to voting agreements, which only provide Mr. Herndon the right to vote such shares for or against 66.6% of the Issuer’s Board of Directors, and 462,500 shares of common stock issuable upon conversion of a convertible note held by Duma Holdings, LLC, 20% of which Mr. Herndon is deemed to beneficially own, which is convertible at the option of the holder into (a) 1.75 units, each consisting of 25,000 shares of common stock of the Issuer and $100,000 in face amount of Convertible Subordinated Promissory Notes (which convert automatically upon their issuance date into Series B Convertible Preferred Stock at the rate of $1,000 per share, which Series B Convertible Preferred Stock is described in greater detail in the Issuer’s Current Report on Form 8-K filed on September 29, 2015); and (b) 350,000 shares of common stock.

9
SOLE DISPOSITIVE POWER

37,062 shares of common stock, 66,667 shares of common stock issuable upon exercise of outstanding and vested options with an exercise price of $6.60 and 25,000 shares issuable upon the exercise of outstanding and vested options with an exercise price of $4.50 (the Reporting Person holds no unvested options), and 133,333 shares of common stock issuable upon conversion of a $100,000 Convertible Promissory Note held by Mr. Herndon which is convertible into common stock at a conversion price of $0.75 per share at any time.

10
SHARED DISPOSITIVE POWER

462,500 shares of common stock issuable upon conversion of a convertible note held by Duma Holdings, LLC, 20% of which Mr. Herndon is deemed to beneficially own, which is convertible at the option of the holder into (a) 1.75 units, each consisting of 25,000 shares of common stock of the Company and $100,000 in face amount of Convertible Subordinated Promissory Notes (which convert automatically upon their issuance date into Series B Convertible Preferred Stock at the rate of $1,000 per share, which Series B Convertible Preferred Stock is described in greater detail in the Issuer’s Current Report on Form 8-K filed on September 29, 2015); and (b) 350,000 shares of common stock.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,062 shares of common stock, 66,667 shares of common stock issuable upon exercise of outstanding and vested options with an exercise price of $6.60 and 25,000 shares issuable upon the exercise of outstanding and vested options with an exercise price of $4.50 (the Reporting Person holds no unvested options), and 133,333 shares of common stock issuable upon conversion of a $100,000 Convertible Promissory Note held by Mr. Herndon which is convertible into common stock at a conversion price of $0.75 per share at any time; and 10,211,166 shares of common stock, which only provides Mr. Herndon the right to vote such shares for or against 66.6% of the Issuer’s Board of Directors, and 462,500 shares of common stock issuable upon conversion of a convertible note held by Duma Holdings, LLC, 20% of which Mr. Herndon is deemed to beneficially own, which is convertible at the option of the holder into (a) 1.75 units, each consisting of 25,000 shares of common stock of the Company and $100,000 in face amount of Convertible Subordinated Promissory Notes (which convert automatically upon their issuance date into Series B Convertible Preferred Stock at the rate of $1,000 per share, which Series B Convertible Preferred Stock is described in greater detail in the Issuer’s Current Report on Form 8-K filed on September 29, 2015); and (b) 350,000 shares of common stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% plus 42.1% of the outstanding common voting stock in connection with the vote for or against 66.6% of the Issuer’s Board of Directors
14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001, of Hydrocarb Energy Corporation, formerly Duma Energy Corp., a Nevada corporation (the “Issuer” or the “Company”). The Issuer maintains its principal executive offices at 800 Gessner, Suite 375, Houston, Texas 77024.

Item 2.	Identity and Background

(a)	This statement is filed by Mr. S. Chris Herndon, a member of the Board of Directors of the Issuer.

(b)	The business address for Mr. S. Chris Herndon is:

800 Gessner, Suite 375, Houston, Texas 77024.

(c)	Mr. Herndon a Member of the Board of Directors of the Issuer.

(d)-(e)
During the last five years, Mr. Herndon: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Herndon is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On or around August 25, 2015, Kent P. Watts, the Company’s Chief Executive Officer and Chairman, entered into a voting agreement in favor of S. Chris Herndon, a member of the Board of Directors of the Company. Pursuant to the voting agreement, Mr. Watts provided Mr. Herndon a voting proxy to vote all of the shares of common stock which Mr. Watts owned (approximately 4,946,955 shares as of his entry into the agreement and 3,970,166 shares currently) or which he may acquire in the future, to vote to elect or remove (as applicable) 66.6% of members of the Company’s Board of Directors on any stockholder vote (i.e., 2 out of 3 directors). The voting agreement also limits the ability of Mr. Watts to sell the shares subject to the voting agreement, absent the approval of Mr. Herndon. The voting agreement was to become effective, only if Mr. Watts had sold $1 million in securities in private transactions before September 21, 2015 and was to remain effective from such date, if ever, until the earlier of: (a) August 19, 2017; and (b) the due date of a certain convertible note which a company affiliated with Mr. Herndon (Duma Holdings, LLC) may choose to purchase from the Company in the future as described in greater detail in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 31, 2015 (as applicable, the “Termination Date”).

On or around the same date, Christopher Watts, the nephew of Kent P. Watts, and the largest shareholder of the Company, entered into a voting agreement with Mr. Herndon on substantially similar terms as the voting agreement with Kent P. Watts described above.

As a result of Mr. Watts not selling $1 million in securities in private transactions on similar terms as described above before September 21, 2015, the voting agreements were never effective and expired; provided that on November 16, 2015, the parties entered into a First Amendment to Voting Agreements to remove the prior condition to effectiveness regarding the required sale of $1 million in securities before September 21, 2015, and as a result the voting agreements are currently in full force and effect pursuant and will remain in effect until the Termination Date.

Item 4.	Purpose of Transaction

Mr. Herndon acquired the securities for investment purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, Mr. Herndon may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Herndon also acquired the securities of the Issuer in a transaction which may relate to or result in:

	(a)	the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

	(b)	a reorganization involving the Issuer;

	(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

	(d)	a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	a material change in the present capitalization or dividend policy of the Issuer;

	(f)	other material changes in the Issuer’s business or corporate structure;

	(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

Mr. Herndon does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

	(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5.	Interest in Securities of the Issuer

(a)
For the purposes of this statement, 37,062 shares of common stock, 66,667 shares of common stock issuable upon exercise of outstanding and vested options with an exercise price of $6.60 and 25,000 shares issuable upon the exercise of outstanding and vested options with an exercise price of $4.50 (the Reporting Person holds no unvested options), and 133,333 shares of common stock issuable upon conversion of a $100,000 Convertible Promissory Note held by Mr. Herndon which is convertible into common stock at a conversion price of $0.75 per share at any time; and 10,211,166 shares of common stock, which only provides Mr. Herndon the right to vote such shares for or against 66.6% of the Issuer’s Board of Directors, and 462,500 shares of common stock issuable upon conversion of a convertible note held by Duma Holdings, LLC, 20% of which Mr. Herndon is deemed to beneficially own, which is convertible at the option of the holder into (a) 1.75 units, each consisting of 25,000 shares of common stock of the Company and $100,000 in face amount of Convertible Subordinated Promissory Notes (which convert automatically upon their issuance date into Series B Convertible Preferred Stock at the rate of $1,000 per share, which Series B Convertible Preferred Stock is described in greater detail in the Issuer’s Current Report on Form 8-K filed on September 29, 2015); and (b) 350,000 shares of common stock.  This represents 2.9% of the Issuer’s outstanding common stock in connection with the vote on all matters plus 42.1% of the outstanding common voting stock in connection with the vote for or against 66.6% of the Issuer’s Board of Directors.

(b)
For the purposes of this statement, S. Chris Herndon is reporting herein that as of the date hereof, he had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 37,062 shares of common stock, 66,667 shares of common stock issuable upon exercise of outstanding and vested options with an exercise price of $6.60 and 25,000 shares issuable upon the exercise of outstanding and vested options with an exercise price of $4.50 (the Reporting Person holds no unvested options), and 133,333 shares of common stock issuable upon conversion of a $100,000 Convertible Promissory Note held by Mr. Herndon which is convertible into common stock at a conversion price of $0.75 per share at any time.  Mr. Herndon shared the right to vote or to direct the vote of 10,211,166 shares of common stock subject to a voting agreement, which only provides Mr. Herndon the right to vote such shares for or against 66.6% of the Issuer’s Board of Directors, and shared the right to vote or direct the vote and the right to dispose of 462,500 shares of common stock issuable upon conversion of a convertible note held by Duma Holdings, LLC, 20% of which Mr. Herndon is deemed to beneficially own, which is convertible at the option of the holder into (a) 1.75 units, each consisting of 25,000 shares of common stock of the Company and $100,000 in face amount of Convertible Subordinated Promissory Notes (which convert automatically upon their issuance date into Series B Convertible Preferred Stock at the rate of $1,000 per share, which Series B Convertible Preferred Stock is described in greater detail in the Issuer’s Current Report on Form 8-K filed on September 29, 2015); and (b) 350,000 shares of common stock.

(c)
As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed in Item 3 above.

(d)
As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities which Mr. Herndon has sole dispositive power in connection with.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the description of the voting agreements described in Item 3 above.

Item 7.	Material to Be Filed as Exhibits

	10.1(1)	Voting Agreement (August 25, 2015) between Kent P. Watts and S. Chris Herndon
	10.2(1)	Voting Agreement (August 28, 2015) between Christopher Watts and S. Chris Herndon
	10.3(2)	First Amendment to Voting Agreements (November 16, 2015) by and between S. Chris Herndon, Kent P. Watts and Christopher Watts

(1) Filed as exhibits to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2015 and incorporated herein by reference (File Number 000-53313).

(2) Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2015 and incorporated herein by reference (File Number 000-53313).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2015	By:	/s/ S. Chris Herndon
S. Chris Herndon

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.